Exhibit 99.2

AGREEMENT OF PURCHASE AND SALE

(Weyburn, Saskatchewan)

THIS AGREEMENT made as of November 6, 2012.

BETWEEN:

PENN WEST PETROLEUM LTD., a body corporate with its head office located in Calgary, Alberta (hereinafter referred to as “PWPL”)

- and -

PENN WEST PETROLEUM, a partnership formed under the laws of Alberta (hereinafter referred to as “PWP”)

(PWPL and PWP hereinafter collectively referred to as “Vendor”)

- and -

FRANCO-NEVADA CORPORATION, a corporation existing under the laws of Canada (hereinafter referred to as “Purchaser”)

WHEREAS Vendor wishes to sell and Purchaser wishes to purchase the entire right, title and interest of Vendor in and to the Assets, subject to and in accordance with the terms and conditions hereof;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the Parties have agreed as follows:

ARTICLE 1

INTERPRETATION

1.1                               Definitions

In this Agreement, unless the context otherwise requires:

(a)                  “Accepted Matters and Conditions” means any fact, condition, circumstance or other matter [quantification redacted];

(b)                  “Adjustment Date” means the hour of 4:00 p.m., Calgary time, on October 1, 2012;

(c)                   “Assets” means the Petroleum and Natural Gas Rights and the Miscellaneous Interests;

(d)                  “Business Day” means a day other than (i) a Saturday, (ii) a Sunday, (iii) a statutory holiday in Calgary, Alberta, or (iv) a day from December 24, 2012 to January 3, 2013, inclusive;

(e)                   “Closing” means the closing of the purchase and sale herein provided for;

(f)                    “Closing Date” means the later of:

(i)                       November 30, 2012; and

(ii)                    the third Business Day following the day on which Competition Act Approval is obtained,

or such other date as may be agreed upon in writing by Vendor and Purchaser;

(g)                   “Closing Place” means the offices of Vendor, or such other place as may be agreed upon in writing by Vendor and Purchaser;

(h)                  “Closing Time” means the hour of 10:00 a.m. Calgary time on the Closing Date or such other time as may be agreed upon in writing by Vendor and Purchaser;

(i)                      “Competition Act Approval” means one of the following has occurred:

(i)                     the Commissioner has issued an advance ruling certificate pursuant to section 102 of the Competition Act (Canada) in respect of the transaction contemplated herein on conditions satisfactory to the Parties, each acting reasonably; or

(ii)                  notification of the transaction contemplated herein pursuant to section 114 of the Competition Act (Canada) has been given or its requirement has been waived by the Commissioner and either:

A.                     the applicable waiting period under section 123 of the Competition Act (Canada) has expired or its requirement has been waived by the Commissioner without the Commissioner having advised the Parties that the Commissioner intends to apply to the Tribunal (as defined in the Competition Act) Canada for an order under section 92 or section 100 of the Competition Act (Canada) in respect of the transaction contemplated herein on terms and conditions satisfactory to the Parties, acting reasonably; or

B.                     the Commissioner has advised Purchaser and Vendor that the Commissioner does not intend at the current time to apply to the Competition Tribunal for an order under section 92 of the Competition Act in respect of the transaction contemplated herein;

(j)                     “Commissioner” means the Commissioner of Competition appointed under the Competition Act (Canada) or any person authorized to exercise the powers and perform the duties of the Commissioner of Competition;

(k)                  “Data Room” means the physical and/or virtual data room accessed by Purchaser with respect to the transaction contemplated herein;

(l)                      “Deposit” means the sum of [amount of deposit redacted] Dollars;

(m)              “Deposit Escrow Agreement” means that deposit escrow agreement entered into by the Parties, together with Vendor’s Solicitors, concurrently with the execution of this Agreement;

(n)                  “Environmental Liabilities” means any and all past, present and future environmental damage, contamination, or other environmental problems pertaining to or arising from Releases of Petroleum Substances taken in kind by a Party, whether or not onto the Lands, however and by whomsoever caused, and whether caused by a breach of the applicable Regulations or otherwise, which occurs or arises, or has occurred or arisen, in whole or in part either prior to the Adjustment Date, in the case of Petroleum Substances taken in kind by Vendor, or subsequent to the Adjustment Date, in the case of Petroleum Substances taken in kind by Purchaser, in both cases under the Net Royalty Agreement (but not otherwise), Without limiting the generality of the foregoing, such environmental damage or contamination or other environmental problems shall include those arising from or related to:

(i)                      surface, underground, air, ground water, surface water or marine environment contamination pertaining to or arising from such Releases;

(ii)                    compliance with past, present and future Environmental Laws in respect of such Releases; and

(iii)               damages and losses suffered by Third Parties as a result of any of the occurrences in subclauses (i) or (ii) of this subsection;

(o)                  “General Conveyance” means the General Conveyance Agreement set out in Schedule “C”;

(p)                  “Governmental Authority” means a federal, provincial, territorial, municipal or other government or government department, agency, board, tribunal, commission, administrative agency, or judicial authorities or other authority (including a court of law);

(q)                  “GST” means the goods and services tax administered pursuant to the Excise Tax Act (Canada), as amended and the regulations thereunder or under any successor or parallel federal or provincial legislation that imposes a tax on the recipient of goods and services;

(r)                     “Lands” means, collectively, all lands subject to the Net Royalty Agreement as of the Adjustment Date;

(s)                    “Leased Substances” means all Petroleum Substances, rights to or in respect of which are granted, reserved or otherwise conferred by or under the Unit Agreement ,the Net Royalty Agreement and the other Title Documents (but only to the extent that the Title Documents pertain to the Lands;

(t)                     “Losses” means all actions, causes of action, losses, costs, claims, damages, penalties, fines, assessments, charges, expenses or other liabilities whatsoever, whether contractual or tortious, which are suffered, sustained, or incurred by a Party and includes, without limitation, reasonable legal fees on a solicitor and client basis and other professional fees and disbursements on a full indemnity basis, but notwithstanding the foregoing shall not include any liability for indirect or consequential damages including, without limitation, business loss, loss of profit, economic loss, punitive damages, or income tax liabilities;

(u)                  “Miscellaneous Interests” means, subject to any and all limitations and exclusions provided for in this definition, all property, assets, interests and rights pertaining to the Petroleum and Natural Gas Rights but only to the extent that such property, assets, interests and rights pertain to the Petroleum and Natural Gas Rights including, without limitation:

(i)                       the Title Documents; and

(ii)                  all records, books, documents, licences, reports and data which relate to the Petroleum and Natural Gas Rights, excluding any of the foregoing that pertain to seismic, geological or geophysical matters; and

(v)                  “Net Royalty Agreement” means that agreement entitled ‘Amended and Restated Net Royalty Agreement (Weyburn Unit)’ dated effective October 31, 2000, amended and restated December 31, 2002 between EnCana Oil & Gas Partnership, as grantor and Ultima Ventures Trust, as royalty owner, as amended from time to time prior to the date hereof;

(w)                “Party” means a party to this Agreement;

(x)                  “Permitted Encumbrances” means:

(i)                     all matters, things and items defined as “Permitted Encumbrances” in the Net Royalty Agreement; and

(ii)                  the terms and conditions of the Title Documents;

(y)                  “Petroleum and Natural Gas Rights” means the net royalty in ‘Petroleum and Natural Gas Rights’ (as defined in the Net Royalty Agreement) insofar as they relate to the Lands, as granted under and by virtue of the Net Royalty Agreement;

(z)                   “Petroleum Substances” has the meaning ascribed to that term in the Net Royalty Agreement;

(aa)           “Prime Rate” means a rate of interest equal to the annual rate of interest announced from time to time by the main Calgary branch of Canadian Imperial Bank of Commerce as the reference rate then in effect for determining interest rates on Canadian dollar commercial loans in Canada;

(bb)           “Privacy Law” means the Personal Information Protection and Electronic Documents Act (Canada), Personal Information Protection Act (Alberta), Freedom of Information and Protection of Privacy Act (Alberta), the Health Information Act (Alberta), equivalent legislation in the Province of Saskatchewan, all regulations thereunder, and all orders of Governmental Authorities issued pursuant thereto;

(cc)             “Purchase Price” means the sum of money calculated in accordance with section 2.6;

(dd)           “Purchaser Default” means a breach of a representation or warranty made by Purchaser in section 4.4 or a breach by Purchaser of a covenant or agreement contained in this Agreement;

(ee)             “Regulations” means all statutes, laws, rules, orders, judgments, writs, injunctions, decrees, regulations and directions of Governmental Authorities and other competent authorities in effect from time to time and made by Governmental Authorities having jurisdiction over the Assets, the Parties or the transaction contemplated herein;

(ff)               “Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of any hazardous substances, Petroleum Substances, oilfield wastes, produced water or other substances into the environment;

(gg)             “Right of First Refusal” means a preferential, pre-emptive or first purchase right held by a Third Party that becomes operative by virtue of this Agreement or the transaction to be effected by it;

(hh)           “Sales, Processing and Transportation Contracts” means the agreement or agreements, if any, set out in Schedule “B”;

(ii)                   “Specific Conveyances” means all conveyances, assignments, transfers, novations and other documents or instruments that are reasonably required or desirable to convey, assign and transfer the interest of Vendor in and to the Assets to Purchaser and to novate Purchaser in the place and stead of Vendor with respect to the Title Documents;

(jj)                 “Third Party” means any individual or entity other than Vendor and Purchaser, including without limitation any partnership, corporation, trust, unincorporated organization, union, Governmental Authority and any heir, executor, administrator or other legal representative of an individual;

(kk)           “this Agreement”, “herein”, “hereto”, “hereof” and similar expressions mean and refer to this Agreement of Purchase and Sale, including all schedules attached hereto;

(ll)                   “Title Documents” means the Net Royalty Agreement;

(mm)   “Unit Agreement” means the Plan of Unit Operation Governing the Unitized Management, Operation and Further Development of the Weyburn Unit, established by Order in Council 255/65 of Saskatchewan, as amended from time to time;

(nn)           “Vendor Default” means a breach of a representation or warranty made by Vendor in section 4.1 or a breach by Vendor of a covenant or agreement contained in this Agreement;

(oo)           “Vendor’s Solicitors” means Burnet, Duckworth & Palmer LLP.

Unless otherwise specifically defined in this Agreement, all other capitalized terms used herein shall have the meanings ascribed to such terms in the Net Royalty Agreement.

1.2                               Headings

The expressions “Article”, “section”, “subsection”, “clause”, “subclause”, “paragraph” and “Schedule” followed by a number or letter or combination thereof mean and refer to the specified article, section, subsection, clause, subclause, paragraph and schedule of or to this Agreement.

1.3                               Interpretation Not Affected by Headings

The division of this Agreement into Articles, sections, subsections, clauses, subclauses and paragraphs and the provision of headings for all or any thereof are for convenience and reference only and shall not affect the construction or interpretation of this Agreement.

1.4                               Included Words

Where the context reasonably permits, words identifying the singular shall be construed as including the plural and vice versa, and words identifying a gender or gender neutrality shall be construed as including the masculine, feminine and neutral genders.

1.5                               Schedules

There are appended to this Agreement the following schedules pertaining to the following matters:

Schedule “A”                                     -                                            Net Royalty Statements

Schedule “B”                                     -                                            Sales, Processing and Transportation Contracts

Schedule “C”                                     -                                            General Conveyance

Schedule “D”                                     -                                            Lawsuits and Claims

Such schedules are incorporated herein by reference as though contained in the body hereof. Wherever any term or condition of such schedules conflicts or is at variance with any term or condition in the body of this Agreement, such term or condition in the body of this Agreement shall prevail.

1.6                              Knowledge

Where in this Agreement a representation or warranty is limited to the knowledge, information or belief of Vendor, such knowledge, information or belief consists [quantification redacted].

ARTICLE 2

PURCHASE AND SALE AND CLOSING

2.1                               Purchase and Sale

Vendor hereby agrees to sell, assign, transfer, convey and set over to Purchaser, and Purchaser hereby agrees to purchase from Vendor, all of the right, title, estate and interest of Vendor (whether absolute or contingent, legal or beneficial) in and to the Assets subject to and in accordance with the terms and conditions of this Agreement.

2.2                               Closing

Closing shall take place at the Closing Place at the Closing Time if there has been satisfaction or waiver of the conditions of Closing herein contained. Subject to all other provisions of this Agreement, possession, risk and beneficial ownership of Vendor’s interest in and to the Assets shall pass from Vendor to Purchaser at Closing.  The Parties shall execute and deliver the General Conveyance at Closing.

2.3                               Specific Conveyances

(a)                  Vendor shall prepare the Specific Conveyances, at its own cost and expense, none of which shall confer or impose upon a Party any greater right or obligation than contemplated in this Agreement. Except as otherwise provided herein, all Specific Conveyances that are prepared and circulated to Purchaser a reasonable time prior to the Closing Time shall be executed and delivered by the Parties at Closing.

(b)                  Subject to section 8.3, forthwith after Closing, Vendor shall circulate all Specific Conveyances that by their nature may be circulated.

2.4                               Title Documents and Miscellaneous Interests

At Closing, Vendor shall deliver such original copies of each of the documents comprised in the Net Royalty Agreement as are in Vendor’s possession and a Notice of Assignment in respect of the assignment of Vendor’s rights and obligations under and by virtue of the Net Royalty Agreement, executed by Vendor.  Within thirty (30) days of Closing, Vendor shall deliver to Purchaser photocopies or other copies of the other Title Documents and any other agreements and documents to which the Assets are subject (including copies of contracts, agreements, records, books, documents, reports and data comprising Miscellaneous Interests which are now in the possession of Vendor or of which it gains possession prior to the Closing Time.

2.5                               Form of Payment

(a)                  All payments to be made pursuant to this Agreement shall be in Canadian funds. Payment of the Deposit shall be made by wire transfer, bank draft or certified cheque to Vendor’s Solicitors, and all payments to be made at Closing shall be made by wire transfer to Vendor’s designated account, all as directed by Vendor to Purchaser in writing at least three (3) Business Days prior to the Closing Date.

(b)                  The Parties expressly agree and acknowledge that all payments to be made by Purchaser to Vendor pursuant to this Agreement shall be made by Purchaser to PWP on behalf of both of the Parties comprising Vendor, or to Vendor’s Counsel, in the case of the Deposit.  The Parties comprising Vendor shall determine the allocation between them of the consideration received from the Purchaser.

2.6                               Purchase Price

The aggregate consideration to be paid by Purchaser to Vendor for Vendor’s interest in and to the Assets shall be $400,000,000.00. The amount to be paid by Purchaser to Vendor at Closing shall be determined as follows:

(a)                  plus or minus (as applicable) the net amount of the interim operating adjustment pursuant to ARTICLE 7 as at the Closing Time;

(b)                  plus interest, pursuant to section 2.11;

(c)                   minus the Deposit and the interest actually earned thereon while held by Vendor’s Solicitors (the “Deposit Interest”).

2.7                               Deposit

(a)                  Vendor acknowledges the receipt, by Vendor’s Counsel, of the Deposit paid by Purchaser, that represents a genuine estimate by the Parties of the damages that Vendor will suffer should Purchaser wrongfully fail to close the transaction contemplated by this Agreement, having regard to such matters as the nature of the Assets, the size of the Adjusted Purchase Price, the amount of time between the date hereof and the Closing Time and the time and expense to be incurred by Vendor.  The Deposit shall be invested by Vendor’s Counsel in an interest bearing trust account and held by Vendor’s Counsel pursuant to the provisions of the Deposit Escrow Agreement and disbursed in accordance with the provisions of this Agreement and the Deposit Escrow Agreement.

(b)                  If Closing occurs at the Closing Time the Parties shall irrevocably direct Vendor’s Counsel to pay the Deposit and the Deposit Interest to Vendor, and the Deposit and Deposit Interest shall be applied towards the Adjusted Purchase Price; and

(c)                   If Closing does not occur due to a Purchaser Default, the Parties shall irrevocably direct Vendor’s Solicitors to pay the Deposit and the Deposit Interest to Vendor, and the Deposit and the Deposit Interest shall be forfeited by Purchaser as a genuine pre-estimate of the liquidated damages resulting from Closing not occurring.  Upon such forfeiture, neither Vendor nor Purchaser shall have any further liabilities or obligations to the other Parties hereunder, excepting only confidentiality obligations pursuant to Section 11.4 hereof.

(d)                  If Closing does not occur for any reason or circumstance other than a Purchaser Default, the Parties shall irrevocably direct Vendor’s Solicitors to forthwith pay the Deposit and the Deposit Interest to Purchaser for the account of Purchaser.

2.8                               GST

The Parties acknowledge and agree that no part of the Assets is comprised of tangibles and that consequently no GST is payable in respect of the transactions contemplated hereunder.

2.9                               Other Taxes

At Closing, Purchaser shall be solely responsible for all sales taxes, transfer taxes, fees, charges, levies or similar assessments which may be imposed by any Governmental Authority and pertaining to its acquisition of the Assets or to the circulation and registration of the Specific Conveyances and shall remit any such amounts to the applicable Governmental Authority according to the Regulations.

2.10                        Allocation of Purchase Price

The Parties shall allocate the Purchase Price as follows:

Petroleum and Natural Gas Rights	100% less $10.00
Miscellaneous Interests	10.00.

2.11                        Interest

At Closing, Purchaser shall pay to Vendor, as an adjustment to the Purchase Price, an amount equal to the interest that would have accrued on the Purchase Price, less the Deposit from the date received, [interest rate redacted] calculated daily and not compounded, from and including the Adjustment Date to and including the day prior to Closing.

ARTICLE 3

CONDITIONS OF CLOSING

3.1                               Mutual Condition Precedent

The obligation of Parties to consummate the transactions contemplated herein is subject to the following condition precedent, which is for the benefit of both Parties and cannot be waived in whole or in part by either Party:

(a)                  The Competition Act notification shall have been submitted and (i) any waiting periods prescribed thereunder shall have expired and the Parties shall have received a no-action letter from the Commissioner of Competition satisfactory to Purchaser, acting reasonably; or (ii) the Parties shall have received an Advance Ruling Certificate from the Commissioner of Competition in respect of the transactions contemplated herein; or (iii) the Commissioner of Competition shall have waived the obligation to file under section 114 of the Competition Act and the Parties shall have received a no-action letter from the Commissioner of Competition satisfactory to the Parties, acting reasonably.  Each Party shall deliver notice to the other Party of receipt of an Advance Ruling Certificate or a no-action letter from the Commissioner of Competition within one Business Day of receipt of same. Each Party covenants that it will deliver notice to the other Party within two Business Days of receipt of a no-action letter as to whether or not the terms and conditions of the no-action letter are satisfactory to that Party. Failure to deliver a timely notice in that regard shall be conclusively deemed to constitute satisfaction by that Party with the terms and conditions of the no-action letter.

3.2                               Purchaser’s Conditions

The obligation of Purchaser to purchase Vendor’s interest in and to the Assets is subject to the following conditions precedent, which are inserted herein and made part hereof for the exclusive benefit of Purchaser and may be waived by Purchaser:

(a)                  the representations and warranties of Vendor herein contained shall be true in all material respects when made and as though made as at and as of the Closing Time;

(b)                  all obligations of Vendor contained in this Agreement to be performed prior to or at the Closing Time shall have been timely performed in all material respects;

(c)                   from the date hereof to the Closing Time, the Assets, considered in the aggregate, shall have suffered no material adverse damage or change; and

(d)                  Vendor shall have delivered to Purchaser at or prior to the Closing Time:

(i)                     discharges of, or no interest letters in respect of, any security held by any Third Party encumbering Vendor’s interest in and to the Assets or any part or portion thereof, which discharges were requested by Purchaser a reasonable time prior to the Closing Time;

(ii)                  the written consent of Cenovus Energy Inc. to the assignment of the rights and obligations of Vendor under and by virtue of the Net Royalty Agreement; and

(iii)               a Notice of Assignment in respect of the assignment of the rights and obligations of Vendor under and by virtue of the Net Royalty Agreement, executed by Vendor.

If any one or more of the foregoing conditions precedent has or have not been satisfied, complied with, or waived by Purchaser by the Closing Time, Purchaser may in addition to any other remedies which it may have available to it, rescind this Agreement by written notice to Vendor, provided that Purchaser shall not be permitted to exercise or purport to exercise any right of termination pursuant to this section 3.2 if the event or circumstances giving rise to such right is due to a Purchaser Default.  If Purchaser rescinds this Agreement, Purchaser and Vendor shall be released and discharged from all obligations hereunder except as provided in section 11.14, and the Deposit shall be governed in accordance with section 2.7(d).

3.3                               Vendor’s Conditions

The obligation of Vendor to sell its interest in and to the Assets is subject to the following conditions precedent, which are inserted herein and made part hereof for the exclusive benefit of Vendor and may be waived by Vendor:

(a)                  the representations and warranties of Purchaser herein contained shall be true in all material respects when made and as though made as at and as of the Closing Time;

(b)                  all obligations of Purchaser contained in this Agreement to be performed prior to or at the Closing Time shall have been timely performed in all material respects; and

(c)                   all amounts to be paid by Purchaser to Vendor (or to Vendor’s Solicitors, in the case of the Deposit) at or prior to the Closing Time shall have been paid to Vendor in the form stipulated in this Agreement.

If any one or more of the foregoing conditions precedent has or have not been satisfied, complied with, or waived by Vendor by the Closing Time, Vendor may in addition to any other remedies which it may have available to it, rescind this Agreement by written notice to Purchaser, provided that Vendor shall not be permitted to exercise or purport to exercise any right of termination pursuant to this section 3.3 if the event or circumstances giving rise to such right is due to a Vendor Default.  If Vendor rescinds this Agreement, Purchaser and Vendor shall be released and discharged from all obligations hereunder except as provided in section 11.14 and the Deposit shall be governed in accordance with section 2.7(c).

3.4                               Efforts to Fulfil Conditions Precedent

Purchaser and Vendor shall proceed diligently and in good faith and use best efforts to satisfy and comply with and assist in the satisfaction and compliance with the conditions precedent.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1                               Representations and Warranties of Vendor

Purchaser acknowledges that it is purchasing the Assets on an “as is, where is” basis, without representation and warranty and without reliance on any information provided to or on behalf of Purchaser by Vendor or any Third Party, except that and subject in all instances to the Permitted Encumbrances, Accepted Matters and Conditions or any matter disclosed in any of the schedules hereto, Vendor makes the following representations and warranties to Purchaser:

(a)                  Standing: PWPL is a corporation duly organized and validly existing under the laws of the jurisdiction of incorporation of PWPL and PWP is a partnership duly formed under the laws of the Province of Alberta and Vendor is authorized to carry on business in the jurisdiction(s) in which the Lands are located;

(b)                  Requisite Authority: Vendor has good right, full power and absolute authority to sell, assign, transfer, convey and set over its interest in and to the Assets according to the true intent and meaning of this Agreement;

(c)                   Execution: the execution, delivery and performance of this Agreement has been duly and validly authorized by any and all requisite corporate, partners’, shareholders’ and directors’ actions and will not result in any violation of, be in conflict with or constitute a default under any articles, charter, bylaw, partnership agreement, partnership declaration or other governing document to which Vendor is bound;

(d)                  No Conflicts: the execution and delivery do not and, as of the date hereof, the performance of the obligations of Vendor under this Agreement will not, result in any violation of, be in conflict with or constitute a default under any term or provision of any agreement or document to which Vendor is party or by which Vendor is bound, nor under any Regulation applicable to Vendor and presently in force;

(e)                   Enforceability: this Agreement does, and any other agreements delivered in connection herewith will, upon execution and delivery, constitute valid and binding obligations of Vendor enforceable against Vendor in accordance with their terms, subject to the qualification that such enforceability may be subject to:

(i)                       bankruptcy, insolvency, fraudulent preference, reorganization or other laws affecting creditors’ rights generally; and

(ii)                  general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or law);

(f)                    Regulatory Approval: except as otherwise expressly provided in this Agreement, no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or regulatory body exercising jurisdiction over the Assets is required for the due execution, delivery and performance by Vendor of this Agreement, other than authorizations, approvals or exemptions from requirement therefor previously obtained and currently in force;

(g)                   Finders’ Fees: Vendor has not incurred any obligation or liability, contingent or otherwise, for brokers’ or finders’ fees in respect of this Agreement or the transaction to be effected by it for which Purchaser shall have any obligation or liability;

(h)                  Canadian Resident: Vendor is not a non-resident within the meaning of section 116 of the Income Tax Act (Canada);

(i)                      Alienation: except as may be identified in the schedules hereto, Vendor has not alienated or encumbered the Assets or any part or portion thereof, Vendor has not committed and is not aware of there having been committed any act or omission whereby the interest of Vendor in and to the Assets or any part or portion thereof may be cancelled or determined, and the Assets are now free and clear of all liens, royalties, conversion rights and other claims of Third Parties, created by, through or under Vendor or of which Vendor has knowledge;

(j)                     Right of First Refusal: none of the interests of Vendor in and to the Assets is subject to any Rights of First Refusal;

(k)                  Compliance: to Vendor’s knowledge, information and belief, it has not failed to comply with, perform, observe or satisfy any term, condition, obligation or liability which has heretofore arisen under the provisions of any of the Title Documents or any other agreements or documents to which the Assets are subject where such failure would reasonably be expected to have a material adverse effect upon the aggregate value of the Assets;

(l)                      Default: Vendor has not received notice of default and is not, to the knowledge, information and belief of Vendor, in any default under any obligation, agreement, document, order, writ, injunction or decree of any court or of any commission or administrative agency, which might result in impairment or loss of the interest of Vendor in and to the Assets or which might otherwise adversely affect the value of the Assets;

(m)              Net Royalty Statements: other than as is disclosed on Schedule “A” hereto, as of the date of this Agreement Vendor has not received any Net Royalty Statements or any other notice with respect to the Assets under which amounts may become payable after the Adjustment Date for which Purchaser shall have any liability after Closing;

(n)                  Sales, Processing and Transportation Contracts/Orders: except for the Sales, Processing and Transportation Contracts, Vendor is not a party to and Vendor’s interest in and to the Assets is not otherwise bound or affected by any (i) production sales contracts pertaining to the Leased Substances or any of them that cannot be terminated on notice of 31 days or less (without an early termination penalty or other cost), (ii) gas balancing or similar agreements pertaining to the Leased Substances or any of them, (iii) agreements for the transportation, processing or disposal of the Leased Substances or any of them or substances produced in connection with the Leased Substances or any of them, (iv) agreements for the contract operation by a Third Party of the Assets or any of them, or (v) agreements to provide transportation, processing or disposal capacity or service to any Third Party;

(o)                  Provision of Documents:  To Vendor’s knowledge, information and belief, it has made available to Purchaser, prior to the date of this Agreement, all of the Title Documents in Vendor’s possession or control that are relevant to Vendor’s title to the Petroleum and Natural Gas Rights;

(p)                  Privacy Laws: Vendor has complied with all requirements of Privacy Laws;

(q)                  Adverse Claims:  other than as is disclosed on Schedule “D” hereto, neither PWPL nor PWP has received notice from any Third Party claiming an interest in and to the Assets adverse to the interest of either PWPL or PWP; and

(r)                     Take or Pay Obligations:  The Assets are not subject to any take or pay obligations.

4.2                               Limitation on Vendor’s Representation and Warranties

Without limiting the generality of section 4.1 and except and to the extent expressly stated in section 4.1, Vendor does not warrant title to the Assets or make any representations or warranties with respect to:

(a)                  any data or information, including any engineering, geological or other interpretations or evaluations supplied by Vendor in connection with the Assets;

(b)                  the quality, quantity or recoverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith; or

(c)                   the value of the Assets or the future cash flow therefrom.

4.3                               Acknowledgements

Without detracting from Purchaser’s entitlement to rely on, and subject to, Vendor’s representations and warranties in section 4.1, Purchaser acknowledges and agrees that, as of the date of this Agreement it has made its own independent investigation, analysis, evaluation and inspection of Vendor’s interest in the Lands and the Assets, including a review of Vendor’s title thereto and the state and condition thereof and it has relied on its own investigation, analysis, evaluation and inspection as to its assessment of the condition, quantum and value of the Assets and Vendor’s title thereto.  Purchaser expressly waives any and all defects in respect thereof, whether disclosed by such due diligence or otherwise.

4.4                               Representations and Warranties of Purchaser

Purchaser makes the following representations and warranties to Vendor:

(a)                  Standing: Purchaser is a corporation, duly organized and validly existing under the laws of the jurisdiction of formation of Purchaser and is authorized to carry on business and to hold title to the Assets in Saskatchewan, as may be required;

(b)                  Requisite Authority: Purchaser has good right, full power and absolute authority to purchase the interest of Vendor in and to the Assets according to the true intent and meaning of this Agreement;

(c)                   Execution: the execution and delivery of and the performance of Purchaser’s obligations under this Agreement has been duly and validly authorized by any and all requisite corporate actions and do not and will not result in any violation of, be in conflict with or constitute a default under any articles, charter, bylaw or other governing document to which Purchaser is bound;

(d)                  No Conflicts: the execution and delivery of this Agreement do not and, as of the date hereof, the performance of Purchaser’s obligations under this Agreement will not, result in any violation of, be in conflict with or constitute a default under any term or provision of any agreement or document to which Purchaser is party or by which Purchaser is bound, nor under any Regulation applicable to Purchaser presently in force;

(e)                   Enforceability: this Agreement does, and any other agreements delivered in connection herewith will, upon execution and delivery, constitute valid and binding obligations of Purchaser enforceable against Purchaser in accordance with their terms, subject to the qualification that such enforceability may be subject to:

(i)                       bankruptcy, insolvency, fraudulent preference, reorganization or other laws affecting creditors’ rights generally; and

(ii)                  general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or law);

(f)                    Regulatory Approval: except as otherwise expressly provided in this Agreement, no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or regulatory body exercising jurisdiction over the Assets is required for the due execution, delivery and performance by Purchaser of this Agreement, other than authorizations, approvals or exemptions from requirement therefor previously obtained and currently in force;

(g)                   Finders’ Fee: Purchaser has not incurred any obligation or liability, contingent or otherwise, for brokers’ or finders’ fees in respect of this Agreement or the transaction to be effected by it for which Vendor shall have any obligation or liability;

(h)                  Availability of Funds:  Purchaser has sufficient cash, available lines of credit, or other sources of immediately available funds to enable Purchaser to make payment at Closing of the balance of the Purchase Price due at Closing and all other amounts to be paid by Purchaser hereunder; and

(i)                      Investment Canada Act: Purchaser is not a non-Canadian person for the purposes of the Investment Canada Act (Canada).

ARTICLE 5

INDEMNITIES FOR REPRESENTATIONS AND WARRANTIES

5.1                               Vendor’s Indemnities for Representations and Warranties

Vendor shall be liable to Purchaser for and shall, in addition, indemnify Purchaser from and against, all Losses suffered, sustained, paid or incurred by Purchaser which would not have been suffered, sustained, paid or incurred had all of the representations and warranties contained in section 4.1 been accurate and truthful, provided however that nothing in this section 5.1 shall be construed so as to cause Vendor to be liable to or indemnify Purchaser in connection with any representation or warranty contained in section 4.1 if and to the extent that Purchaser did not rely upon such representation or warranty.  Notwithstanding the foregoing, Vendor shall not be liable pursuant to this section 5.1 unless Purchaser shall have delivered (pursuant to section 11.8) a notice of claim pursuant to this section 5.1 within [quantification redacted] following the Closing.

5.2                               Purchaser’s Indemnities for Representations and Warranties

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against, all Losses suffered, sustained, paid or incurred by Vendor which would not have been suffered, sustained, paid or incurred had all of the representations and warranties contained in section 4.4 been accurate and truthful, provided however that nothing in this section 5.2 shall be construed so as to cause Purchaser to be liable to or indemnify Vendor in connection with any representation or warranty contained in section 4.4 if and to the extent that Vendor did not rely upon such representation or warranty.  Notwithstanding the foregoing, Purchaser shall not be liable pursuant to this section 5.2 unless Vendor shall have delivered (pursuant to section 11.8) a notice of claim pursuant to this section 5.2 within [quantification redacted] following the Closing.

ARTICLE 6

PARTIES’ FURTHER INDEMNITIES

6.1                               Purchaser’s General Indemnity

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against, all Losses suffered, sustained, paid or incurred by Vendor which arise out of any matter or thing occurring or arising from and after the Adjustment Date and which relates to the Assets [qualifications redacted].

6.2                               Purchaser’s Environmental Indemnity

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against, all Losses suffered, sustained, paid or incurred by Vendor which pertain to Environmental Liabilities, however and by whomsoever caused which accrue in relation to any Release of Petroleum Substances either taken in kind by Vendor for the account of Purchaser subsequent to the Adjustment Date, or taken in kind by Purchaser subsequent to the Closing Time, pursuant to Vendor’s or Purchaser’s right to take in kind such Petroleum Substances under the Net Royalty Agreement, respectively.  Purchaser shall not be entitled to exercise and hereby waives and releases Vendor from any rights or remedies Purchaser may now or in the future have against Vendor in respect of such Environmental Liabilities, whether such rights and remedies are pursuant to the common law, statute or Regulation or otherwise, including without limitation, the right to name Vendor as a third party to any action commenced by any Third Party against Purchaser.

6.3                              Vendor’s Environmental Indemnity

Vendor shall be liable to Purchaser for and shall, in addition, indemnify Purchaser from and against, all Losses suffered, sustained, paid or incurred by Purchaser which pertain to Environmental Liabilities, however and by whomsoever caused which accrue in relation to any Release of Petroleum Substances taken in kind by Vendor prior to the Adjustment Date pursuant to Vendor’s right to take in kind such Petroleum Substances under the Net Royalty Agreement.  Vendor shall not be entitled to exercise and hereby waives and releases Purchaser from any rights or remedies Vendor may now or in the future have against Purchaser in respect of such

Environmental Liabilities, whether such rights and remedies are pursuant to the common law, statute or Regulation or otherwise, including without limitation, the right to name Purchaser as a third party to any action commenced by any Third Party against Vendor.

6.4                               Limitation

Notwithstanding any other provision in this Agreement, Purchaser shall not be liable to nor be required to indemnify Vendor in respect of any Losses suffered, sustained, paid or incurred by Vendor in respect of which Vendor is liable to and has indemnified Purchaser pursuant to section 5.1, and Vendor shall not be liable to nor be required to indemnify Purchaser in respect of any Losses suffered, sustained, paid or incurred by Purchaser in respect of which Purchaser is liable to and has indemnified Vendor pursuant to section 5.2.

ARTICLE 7

OPERATING ADJUSTMENTS

7.1                               Operating Adjustments

Except as otherwise provided in this Agreement, all costs and expenses relating to the Assets (including, without limitation, Deductible Costs) and all Net Revenues relating to the Assets (including proceeds from the sale of production) shall be apportioned as of the Adjustment Date between Vendor and Purchaser on an accrual basis in accordance with generally accepted accounting principles, provided that:

(a)                  for the purposes of this Section and notwithstanding anything else contained in this Agreement, costs and expenses of work done, services provided and goods supplied shall be conclusively deemed to accrue in the month in which same are allocated by Cenovus Energy Inc. under the Net Royalty Agreement as Deductible Costs under the Net Royalty Agreement, regardless of when such costs and expenses were actually accrued or incurred;

(b)                  no adjustment shall be made in respect of any tax credits, drilling credits or other similar incentives;

(c)                   revenues from the sale of Petroleum Substances will be adjusted on the basis of the date the Petroleum Substances are produced;

(d)                  Petroleum Substances taken in kind and attributable to the Assets which were produced, but not sold, as of the Adjustment Date shall be retained by Vendor and Vendor shall be responsible for all royalties or other encumbrances thereon.  Petroleum Substances will be deemed to be sold on a first in, first out basis; and

(e)                   an adjustment at a rate of [rate redacted] will be made for income tax payable by Vendor on Net Revenues relating to proceeds of the sale of Leased Substances taken in kind by Vendor (as applicable) attributable to the period between the Adjustment Date and the Closing Time.

Vendor shall provide to Purchaser no later than 3 Business Days prior to the Closing Time a written statement of all such adjustments to be made at Closing, and shall cooperate with Purchaser to enable Purchaser to verify the accuracy of such statement. Adjustments not settled or incorrectly settled prior to or at Closing shall be settled by payment to or by Vendor and Purchaser, as the case may be, as soon as practicable after Closing. The intention of the Parties is that final settlement shall occur within 180 days following Closing, but it is recognized that adjustments may be made after that time. No adjustments shall be made after one year from Closing unless written notice of the requested adjustment, with reasonable particulars, is given within one year from Closing, provided however that adjustments arising as a consequence of the exercise of audit rights pursuant to the Net Royalty Agreement are not subject to the one year limit.

7.2                               Audits

Notwithstanding the provisions of section 7.1, adjustments arising as a consequence of the exercise of audit rights pursuant to the Net Royalty Agreement shall be made as they occur and payment for them shall be made within 30 days of each adjustment and shall be made by Purchaser to Vendor, or vice versa, as the case may be. Either Party may, upon written notice to the other Party, audit the records of the other Party relating to accounting or adjustments made subject to this section 7.2 for two years from the date the adjustment is made. Accounting or adjustments resulting from the audit shall be settled between Vendor and Purchaser on an item-by-item basis as they occur. Nothing in this Agreement shall restrict or otherwise interfere with any audit rights Vendor may have under any agreements pertaining to the Assets for the period prior to the Adjustment Date; it being the intention of the Parties hereto that any adjustments arising from or attributable to the exercise of such audit rights shall be for the account of Vendor. For the purposes hereof, the expression “audit right” shall include the right to initiate an audit or to participate in or receive the benefits from an audit.

7.3                               Adjustment Disputes

If the Parties or either of them disagree with an adjustment allocated pursuant to this ARTICLE 7, the Parties shall forthwith meet in good faith to discuss the issue. If after such a meeting the issue has not been resolved or if a Party does not forthwith meet to discuss the issue, the issue shall be resolved by a single arbitrator pursuant to the provisions of the Arbitration Act (Alberta). The decision of the arbitrator shall be final and shall not be subject to review.  All costs of arbitration shall be borne by the Parties equally.

ARTICLE 8

MAINTENANCE OF ASSETS

8.1                               Maintenance of Assets

Until Closing, Vendor shall, to the extent that the nature of its interest permits, and subject to the Title Documents and any other agreements and documents to which the Assets are subject:

(a)                  maintain the Assets in a proper and prudent manner in accordance with good oil and gas industry practices and in material compliance with all applicable Regulations;

(b)                  pay or cause to be paid all Deductible Costs in respect of which Vendor has been invoiced from the date hereof to the Closing Time; and

(c)                   perform and comply with all covenants and conditions contained in the Title Documents and any other agreements and documents to which the Assets are subject.

8.2                               Consent of Purchaser

Notwithstanding section 8.1, Vendor shall not, without the written consent of Purchaser, which consent shall not be unreasonably withheld or delayed by Purchaser:

(a)                  surrender or abandon any of the Assets;

(b)                  amend or terminate any Title Document or any other agreement or document to which the Assets are subject, or enter into any new agreement or commitment relating to the Assets; or

(c)                   sell, encumber or otherwise dispose of any of the Assets or any part or portion thereof excepting sales of the Leased Substances or any of them produced from the Lands in the ordinary course of business.

8.3                               Post Closing Administration

(a)                  Following Closing, Vendor shall hold its title to the Assets on behalf of Purchaser until all necessary notifications and other steps required to transfer such title to Purchaser have been completed.

(b)                  Following Closing, Vendor shall represent Purchaser in all matters arising under the Title Documents not conveyed at Closing until Purchaser is substituted as a party thereto in the place of Vendor, whether by novation, notice of assignment or otherwise and, in furtherance thereof:

(i)                     all payments relating to the Assets after Closing received by Vendor pursuant to the Title Documents shall be received and held by Vendor for Purchaser and Vendor shall remit such amounts to Purchaser, provided however Vendor shall be entitled to retain any portion of such payments to satisfy any amounts owing or payable hereunder or to satisfy any amounts owing to Third Parties under the Title Documents;

(ii)                  Purchaser shall forward to Vendor, within the time frame required under the applicable Title Document, any invoiced amounts required to be paid by Purchaser in respect of Deductible Costs, which Vendor shall forward to the applicable Third Party under the relevant Title Documents on behalf of Purchaser;

(iii)               Vendor shall forward all statements, notices and other information received by it pursuant to the Title Documents that pertain to the Assets including, without limitation, all Net Royalty Statements, to Purchaser forthwith following their receipt by Vendor; and

(iv)              Vendor shall forward to Third Parties to the Title Documents such notices and elections pursuant to the Title Documents pertaining to the Assets as Purchaser may reasonably request.

(c)                   Vendor will be responsible for marketing all production to the last day of the month following the month in which Closing occurs. Vendor shall be entitled to market all such production in accordance with its current marketing policies and agreements pertaining to the Assets, if any.  Purchaser shall be responsible for marketing of production after such date.  Purchaser acknowledges that it is its intention, following Closing, to exercise its right under the Net Royalty Agreement to take its share of production of Petroleum Substances in kind and Purchaser shall, forthwith following Closing take all steps and serve all notices as are required under the Net Royalty Agreement to give effect to such intention.

(d)                  Purchaser shall indemnify and save harmless Vendor from and against all Losses arising as a consequence of the provisions of this section 8.3 except to the extent caused by the gross negligence or wilful misconduct of Vendor or its servants, agents or employees. Acts or omissions taken by Vendor or its servants or agents with the prior written approval of Purchaser shall not constitute gross negligence or wilful misconduct for purposes of this subsection.

ARTICLE 9

PRE-CLOSING INFORMATION

9.1                               Production of Documents

At all reasonable times from the date hereof until the Closing Time, Vendor shall make available to Purchaser and to Purchaser’s counsel and consultants in Vendor’s offices in Calgary (upon request only) all of the Title Documents and any other agreements and documents to which the Assets are subject including without limitation (i) production sales contracts pertaining to the Leased Substances or any of them, (ii) gas balancing or similar agreements pertaining to the Leased Substances or any of them, (iii) agreements for the transportation, processing or disposal of the Leased Substances or any of them or substances produced in connection with the Leased Substances or any of them, (iv) agreements for the contract operation by a Third Party of the Assets or any of them, and (v) agreements to provide transportation, processing or disposal capacity or service to any Third Party.

ARTICLE 10

COMPETITION ACT

10.1                        Competition Act Application

Purchaser shall promptly (and, in any event, within five (5) Business Days following the execution of this Agreement), file a request for an advance ruling certificate under the Competition Act (Canada) in respect of the transaction contemplated herein, and the applicable filing fee and all taxes thereon shall be paid by Purchaser.  Vendor shall cooperate with and provide reasonable assistance to Purchaser in the preparation of such request and compilation of information required to accompany such request.  Purchaser shall provide to Vendor in advance copies of all applications and filings for approval by Vendor, such approval not to be unreasonably withheld or delayed.  Purchaser shall provide Vendor with copies of all such approvals immediately upon receipt of same.

10.2                        Section 92

If Competition Act Approval has not occurred and the Commissioner issues an order pursuant to section 92 of the Competition Act (Canada), this Agreement shall terminate and the Parties shall be released and discharged from all obligations hereunder except as provided in section 11.14 and the Deposit shall immediately be returned to Purchaser.

ARTICLE 11

GENERAL

11.1                        Further Assurances

Each Party will, from time to time and at all times after Closing, without further consideration, do such further acts and deliver all such further assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

11.2                        No Merger

The covenants, representations, warranties and indemnities contained in this Agreement shall be deemed to be restated in any and all assignments, conveyances, transfers and other documents conveying the interests of Vendor in and to the Assets to Purchaser, subject to any and all time and other limitations contained in this Agreement. There shall not be any merger of any covenant, representation, warranty or indemnity in such assignments, conveyances, transfers and other documents notwithstanding any rule of law, equity or statute to the contrary and such rules are hereby waived.

11.3                       Entire Agreement

The provisions contained in any and all documents and agreements collateral hereto shall at all times be read subject to the provisions of this Agreement and, in the event of conflict, the provisions of this Agreement shall prevail. No amendments shall be made to this Agreement unless in writing, executed by the Parties. This Agreement supersedes all other agreements, documents, writings and verbal understandings among the Parties relating to the subject matter hereof and expresses the entire agreement of the Parties with respect to the subject matter hereof.

11.4                        Subrogation

The assignment and conveyance to be effected by this Agreement is made with full right of substitution and subrogation of Purchaser in and to all covenants, representations, warranties and indemnities previously given or made by others in respect of the Assets or any part or portion thereof.

11.5                        Governing Law

This Agreement shall, in all respects, be subject to, interpreted, construed and enforced in accordance with and under the laws of the Province of Alberta and applicable laws of Canada and shall, in all respects, be treated as a contract made in the Province of Alberta. The Parties irrevocably attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of or in connection with this Agreement.

11.6                        Enurement

This Agreement may not be assigned by a Party without the prior written consent of the other Party, which consent may be unreasonably and arbitrarily withheld. This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, successors and permitted assigns.

11.7                        Time of Essence

Time shall be of the essence in this Agreement.

11.8                        Notices

The addresses for service and the fax numbers of the Parties shall be as follows:

Vendor -                                                   PENN WEST PETROLEUM

Suite 200, 207 — 9th Avenue SW

Calgary, AB Canada T2P 1K3

Attention: Vice President, Acquisition and Divestments

[contact particulars redacted]

Purchaser -                                      FRANCO-NEVADA CORPORATION

Exchange Tower, 130 King Street West

Suite 740, Box 467, Toronto, ON, Canada M5X 1E4

Attention: Chief Operating Officer

[contact particulars redacted]

All notices, communications and statements required, permitted or contemplated hereunder shall be in writing, and shall be delivered as follows:

(a)                  by personal service on a Party at the address of such Party set out above, in which case the item so served shall be deemed to have been received by that Party when personally served;

(b)                  by facsimile transmission to a Party to the fax number of such Party set out above, or by electronic transmission in PDF format (e-mail), in which case the item so transmitted shall be deemed to have been received by that Party when transmitted; or

(c)                   except in the event of an actual or threatened postal strike or other labour disruption that may affect mail service, by mailing first class registered post, postage prepaid, to a Party at the address of such Party set out above, in which case the item so mailed shall be deemed to have been received by that Party on the third Business Day following the date of mailing (the date of mailing being the Business Day immediately prior to the postmarked date of the envelope containing the notice, communication or statement or if the subject envelope has been lost or destroyed, the date of such notice, communication or statement or if undated the date of the transmittal letter accompanying the same).

A Party may from time to time change its address for service or its fax number or both by giving written notice of such change to the other Party.

11.9                        Limit of Liability

Notwithstanding anything contained herein, in no event shall the liability of Vendor to Purchaser in respect of Losses of Purchaser arising out of or in connection with this Agreement exceed, in the aggregate, [threshold redacted] taking into account any and all increases or decreases to the Purchase Price that occur by virtue of the terms of this Agreement.

11.10                 Invalidity of Provisions

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

11.11                 Waiver

No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any right or remedy in law or in equity or by statute or otherwise conferred. No waiver of any provision of this Agreement, including without limitation, this section, shall be effective otherwise than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of the Party making such waiver.

11.12                 Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise other than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of each Party.

11.13                 Agreement not Severable

This Agreement extends to the whole of the Assets and is not severable without Purchaser’s express written consent or as otherwise herein provided.

11.14                 Confidentiality and Public Announcements

Until Closing has occurred, each Party shall keep confidential all information obtained from the other Party in connection with the Assets and shall not release any information concerning this Agreement and the transactions herein provided for, without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Nothing contained herein shall prevent a Party at any time from furnishing information (i) to any Governmental Authority or regulatory authority or to the public if required by applicable law, provided that the Parties shall provide each other at least two Business Days advance written notice of any public statement which they propose to make; (ii) in connection with obtaining consents or complying with Rights of First Refusal contained in Title Documents and any other agreements and documents to which the Assets are subject, or (iii) to procure the consent of a Party’s lender. The obligations of Purchaser pursuant to this section are in addition to and not in substitution of the obligations of Purchaser under that certain confidentiality agreement dated August 14, 2012 between Vendor and Purchaser with respect to information pertaining to, inter alia, the Assets.

11.15                 Privacy Laws

All disclosures of “personal information” pursuant to this Agreement shall only be carried out in compliance with applicable Privacy Laws. The Parties agree that the transaction proposed by this Agreement constitutes a “business transaction” within the meaning of Privacy Laws. Each Party agrees only to request from the other Party and each Party agrees only to provide to the other Party, “personal information” which is necessary: (a) for the Parties to determine whether to proceed with the transaction contemplated by this Agreement; and (b) if the Closing is to occur, for the Parties to carry out and complete the Closing. The Parties agree that the collection, use and disclosure of “personal information” is restricted to the purposes that relate to the transaction contemplated by this Agreement.

11.16                 Vendor Joint and Several Liabilities

For greater certainty, the Parties acknowledge and agree that all of the respective rights, obligations, covenants, representations, warranties, liabilities or indemnities of Vendor set forth in this Agreement are and shall be construed to be held or made as joint and several rights, obligations, covenants, liabilities or indemnities of each of PWPL and PWP.

11.17                 Securities Act Disclosure

At any time prior to Closing and for a period of six months following the Closing Date, Vendor covenants and agrees to provide Purchaser, its personnel and advisors (including, without limitation, any auditors, accountants, legal, engineering and environmental advisors engaged by Purchaser) such information and to make available such of Vendor’s personnel as may be reasonably required by Purchaser to satisfy the disclosure obligations of Purchaser relating to the Assets and now or hereafter arising under any national instrument or applicable securities commission rule.  If Purchaser requires the assistance of Vendor’s personnel to find or collect, or to assist in the interpretation of, the necessary information from Vendor’s records, Vendor shall cause such assistance to be provided on a timely basis and Purchaser shall pay reasonable hourly fees to Vendor as compensation for the time devoted by such personnel.  Vendor consents to the use of the information solely for the purpose contemplated herein, provided that Vendor hereby disclaims (and Purchaser agrees that Vendor shall not have) any liability to Purchaser or any Third Party for the accuracy and completeness of any information provided pursuant hereto, nor for the failure of any information so provided to satisfy any such disclosure obligations of Purchaser.

11.18                 Waiver of The Land Contracts (Actions) Act

The Land Contracts (Actions) Act of the Province of Saskatchewan shall have no application to any action (as defined in The Land Contracts (Actions) Act) with respect to this Agreement.

11.19                 Counterpart Execution

This Agreement may be executed in counterpart, no one copy of which need be executed by Vendor and Purchaser. A valid and binding contract shall arise if and when counterpart execution pages are executed and delivered by Vendor and Purchaser.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

PENN WEST PETROLEUM LTD.			FRANCO-NEVADA CORPORATION

Per:	Signed:	“Brian Keller”	Per:	Signed:	“David Harquail”
	Name:	Brian Keller		David Harquail
	Title:	Vice President,		President & CEO
Acquisitions and Divestitures

Per:	Signed:	“Todd Takeyasu”
	Name:	Todd Takeyasu
Title: EVP & CFO

PENN WEST PETROLEUM,
By its Managing Partner,
PENN WEST PETROLEUM LTD.

Per:	Signed:	“Brian Keller”
	Name:	Brian Keller
Title: Vice President,
Acquisitions and Divestitures

Per:	Signed:	“Todd Takeyasu”
	Name:	Todd Takeyasu
Title: EVP & CFO

THE FOLLOWING PAGES COMPRISE SCHEDULE “A ” ATTACHED TO AND FORMING PART OF AN AGREEMENT OF PURCHASE AND SALE MADE AS OF NOVEMBER 6, 2012 AMONG PENN WEST PETROLEUM, PENN WEST

PETROLEUM LTD. AND FRANCO-NEVADA CORPORATION

Net Royalty Statements

NIL.

THIS PAGE COMPRISES SCHEDULE “B” ATTACHED TO AND FORMING PART OF AN AGREEMENT OF PURCHASE AND SALE MADE AS OF NOVEMBER 6, 2012 AMONG PENN WEST PETROLEUM, PENN WEST PETROLEUM LTD. AND FRANCO-NEVADA CORPORATION

Sales, Processing and Transportation Contracts

NIL

THE FOLLOWING 2 PAGES COMPRISE SCHEDULE “C” ATTACHED TO AND FORMING PART OF AN AGREEMENT OF PURCHASE AND SALE MADE AS OF NOVEMBER 6, 2012 AMONG PENN WEST PETROLEUM, PENN WEST PETROLEUM LTD. AND FRANCO-NEVADA CORPORATION

General Conveyance

See following pages.

GENERAL CONVEYANCE

THIS AGREEMENT made as of November •, 2012.

BETWEEN:

PENN WEST PETROLEUM LTD., a body corporate with its head office located in Calgary, Alberta (hereinafter referred to as “PWPL”)

- and -

PENN WEST PETROLEUM, a partnership formed under the laws of Alberta (hereinafter referred to as “PWP”)

(PWPL and PWP hereinafter collectively referred to as “Vendor”)

- and -

FRANCO-NEVADA CORPORATION, a corporation with its head office located in Toronto, Ontario (hereinafter referred to as “Purchaser”)

WHEREAS:

(A)                 Vendor and Purchaser entered into that Agreement of Purchase and Sale dated November 6, 2012 (the “Sale Agreement”) with respect to the “Assets” (which term, when used in this Agreement, has the same meaning as in the Sale Agreement);

(B)                All of the conditions precedent to the obligations of the parties hereto to close the transactions contemplated by the Sale Agreement have either been fulfilled or waived in the manner provided for waiver in the Sale Agreement;

NOW THEREFORE in consideration of the premises hereto and the covenants and agreements hereinafter set forth and contained, the parties hereto covenant and agree as follows:

1.                        Vendor hereby sells, assigns, transfers, conveys and sets over to Purchaser, and Purchaser hereby purchases from Vendor, all of the right, title, estate and interest of Vendor (whether absolute or contingent, legal or beneficial) in and to the Assets, to have and to hold the same, together with all benefit and advantage to be derived therefrom, absolutely, subject to the terms of the Sale Agreement.

2.                        The covenants, representations, warranties and indemnities contained in the Sale Agreement are incorporated herein as fully and effectively as if they were set out herein and there shall not be any merger of any covenant, representation, warranty or indemnity contained in the Sale Agreement by virtue of the execution and delivery hereof, any rule of law, equity or statute to the contrary notwithstanding.

3.                        If any term or provision hereof should conflict with any term or provision of the Sale Agreement, the term and provision of the latter shall prevail and this Agreement shall at all times be read subject to all terms and conditions of the Sale Agreement.

4.                        The assignment and conveyance effected by this Agreement is made with full right of substitution of Purchaser in and to all covenants, representations, warranties and indemnities by others heretofore given or made in respect of the Assets or any part thereof.

5.                        This Agreement shall, in all respects, be subject to, interpreted, construed and enforced in accordance with and under the laws of the Province of Alberta and applicable laws of Canada and shall, in all respects, be treated as a contract made in the Province of Alberta. The parties hereto irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of or in connection with this Agreement.

6.                        This Agreement shall be binding upon and shall enure to the benefit of each of the parties hereto and their respective administrators, trustees, receivers, successors and assigns.

7.                        This Agreement may be executed in counterpart, no one copy of which need be executed by Vendor and Purchaser. A valid and binding contract shall arise if and when counterpart execution pages are executed and delivered by Vendor and Purchaser.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

PENN WEST PETROLEUM LTD.	FRANCO-NEVADA CORPORATION

Per:	Per:

Per:

PENN WEST PETROLEUM,
By its Managing Partner,
PENN WEST PETROLEUM LTD.

Per:

Per:

THIS PAGE COMPRISES SCHEDULE “D” ATTACHED TO AND FORMING PART OF AN AGREEMENT OF PURCHASE AND SALE MADE AS OF NOVEMBER 6, 2012 AMONG PENN WEST PETROLEUM, PENN WEST PETROLEUM LTD. AND FRANCO-NEVADA CORPORATION

Lawsuits and Claims

NIL